SECURITY NATIONAL FINANCIAL CORPORATION
5300 South 360 West, Suite 250
Salt Lake City, Utah 84123
Telephone (801) 264-1060

February 20, 2009

VIA EDGAR

U. S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N. E., Mail Stop 4561
Washington, D. C. 20549

Attn:     Sharon M. Blume
Assistant Chief Accountant

Re:       Security National Financial Corporation
Form 10-K for the Fiscal Year Ended December 31, 2007
Form 10-Q for Fiscal Quarter Ended June 30, 2008
File No. 0-9341

Dear Ms. Blume:

Security National Financial Corporation (the “Company”) hereby supplements its responses to its previous response letters dated January 15, 2009, November 6, 2008 and October 9, 2008.   These supplemental responses are provided as additional information concerning the Company’s mortgage loan operations and the appropriate accounting that the Company follows in connection with such operations.

The Company operates its mortgage loan operations through its wholly owned subsidiary, SecurityNational Mortgage Company (“SNMC”). SNMC currently has 29 branch offices across the continental United States and Hawaii.  Each office has personnel who are qualified to solicit and underwrite loans that are submitted to SNMC by a network of mortgage brokers. Loan files submitted to SNMC are underwritten pursuant to third-party investor guidelines and are approved to fund after all documentation and other investor-established requirements are determined to meet the criteria for a saleable loans. Loan documents are prepared in the name of SNMC and then sent to the title company handling the loan transactions for signatures from the borrowers. Upon signing the documents, requests are then sent to the warehouse bank involved in the transaction to submit funds to the title company to pay for the settlement. All loans funded by warehouse banks are committed to be purchased (settled) by third-party investors under pre-established loan purchase commitments. The initial recordings of the deeds of trust (the mortgages) are made in the name of SNMC.

Soon after the loan funding, the deeds of trust are assigned, using the Mortgage Electronic Registration System (“MERS”), which is the standard in the industry for recording subsequent transfers in title, and the promissory notes are endorsed in blank to the warehouse bank that funded the loan. The promissory notes and the deeds of trust are then forwarded to the warehouse bank. The warehouse bank funds approximately 96% of the mortgage loans to the title company and the remainder (known in the industry as the “haircut”) is funded by the Company. The Company records a receivable from the third-party investor for the portion of the mortgage loans the Company has funded and for mortgage fee income earned by SNMC. The receivable from the third-party investor is unsecured inasmuch as neither the Company nor its subsidiaries retain any interest in the mortgage loans.

Conditions for Revenue Recognition

Pursuant to paragraph 9 of SFAS 140, a transfer of financial assets (or a portion of a financial asset) in which the transferor surrenders control over those financial assets shall be accounted as a sale to the extent that consideration other than beneficial interests in the transferred assets is received in exchange. The transferor has surrendered control over transferred assets if and only if all of the following conditions are met:

(a)  The transferred assets have been isolated from the transferor―placed presumptively beyond the reach of the transferor and its creditors, even in bankruptcy or other receivership.

SNMC endorses the promissory notes in blank, assigns the deeds of trust through MERS and forwards these documents to the warehouse bank that funded the loan. Therefore, the transferred mortgage loans are isolated from the Company. The Company's management is confident that the transferred mortgage loans are beyond the reach of the Company and its creditors.

(b)  Each transferee (or, if the transferee is a qualified SPE, each holder of its beneficial interests) has the right to pledge or exchange the assets (or beneficial interests) it received, and no condition restricts the transferee (or holder) from taking advantage of its right to pledge or exchange and provides more than a trivial benefit to the transferor.

The Company does not have any interest in the promissory notes or the underlying deeds of trust because of the steps taken in item (a) above. The Master Purchase and Repurchase Agreements (the “Purchase Agreements”) with the warehouse banks allow them to pledge the promissory notes as collateral for borrowings by them and their entities. Under the Purchase Agreements, the warehouse banks have agreed to sell the loans to the third-party investors; however, the warehouse banks hold title to the mortgage notes and can sell, exchange or pledge the mortgage loans as they choose. The Purchase Agreements clearly indicate that the purchaser, the warehouse bank, and seller confirm that the transactions contemplated herein are intended to be sales of the mortgage loans by seller to purchaser rather than borrowings secured by the mortgage loans. In the event that the third-party investors do not purchase or settle the loans from the warehouse banks, the warehouse banks have the right to sell or exchange the mortgage loans to the Company or to any other entity. Accordingly, the Company believes this requirement is met.

(c)  The transferor does not maintain effective control over the transferred asset through either an agreement that entitles both entities and obligates the transferor to repurchase or redeem them before their maturity or the ability to unilaterally cause the holder to return the specific assets, other than through a cleanup call.

The Company maintains no control over the mortgage loans sold to the warehouse banks, and, as stated in the Purchase Agreements, the Company is not entitled to repurchase the mortgage loans. In addition, the Company cannot unilaterally cause a warehouse bank to return a specific loan. The warehouse bank can require the Company to repurchase mortgage loans not settled by the third-party investors, but this conditional obligation does not provide effective control over the mortgage loans sold. Should the Company want a warehouse bank to sell a mortgage loan to a different third-party investor, the warehouse bank would impose its own conditions prior to agreeing to the change, including, for instance, that the original intended third-party investor return the promissory note to the warehouse bank. Accordingly, the Company believes that it does not maintain effective control over the transferred mortgage loans and that it meets this transfer of control criteria.

The warehouse bank and not the Company transfers the loan to the third-party investor at the date it is settled. The Company does not have an unconditional obligation to repurchase the loan from the warehouse bank nor does the Company have any rights to purchase the loan. Only in the situation where the third-party investor does not settle and purchase the loan from the warehouse bank does the Company have a conditional obligation to repurchase the loan. Accordingly, the Company believes that it meets the criteria for recognition of mortgage fee income under SFAS 140 when the loan is funded by the warehouse bank and, at that date, the Company records an unsecured receivable from the investor for the portion of the loan funded by the Company, which is typically 4% of the face amount of the loan, together with the broker and origination fee income.

Loans Repurchased from Warehouse Banks

Historically, 99% of all mortgage loans are settled with investors. In the process of settling a loan, the Company may take up to six months to pursue remediation of an unsettled loan. There are situations when the Company determines that it is unable to enforce the settlement of a loan by the third-party investor and that it is in the Company’s best interest to repurchase the loan from the warehouse bank. Any previously recorded mortgage fee income is reversed in the period the loan was repurchased.

When the Company repurchases a loan, it is recorded at the lower of cost or market. Cost is equal to the amount paid to the warehouse bank and the amount originally funded by the Company. Market value is often difficult to determine for this type of loan and is estimated by the Company. The Company never estimates market value to exceed the unpaid principal balance on the loan. The market value is also supported by the initial loan underwriting documentation and collateral. The Company does not hold the loan as available for sale but as held to maturity and carries the loan at amortized cost. Any loan that subsequently becomes delinquent is evaluated by the Company at that time and any allowances for impairment are adjusted accordingly.

This will supplement our earlier responses to clarify that the Company repurchased the $36,291,000 of loans during 2007 and 2008 from the warehouse banks and not from third-party investors. The amounts paid to the warehouse banks and the amounts originally funded by the Company, exclusive of the mortgage fee income that was reversed, were classified as the cost of the investment in the mortgage loans held for investment.

The Company uses two allowance accounts to offset the reversal of mortgage fee income and for the impairment of loans. The allowance for reversal of mortgage fee income is carried on the balance sheet as a liability and the allowance for impairment of loans is carried as a contra account net of our investment in mortgage loans. Management believes the allowance for reversal of mortgage fee income is sufficient to absorb any losses of income from loans that are not settled by third-party investors. The Company is currently accruing 17.5 basis points of the principal amount of mortgage loans sold, which increased by 5.0 basis points during the latter part of 2007 and remained at that level during 2008.

The Company reviewed its estimates of collectability of receivables from broker and origination fee income during the fourth quarter of 2007, in view of the market turmoil discussed in the following paragraph and the fact that several third-party investors were attempting to back out of their commitments to buy (settle) loans, and the Company determined that it could still reasonably estimate the collectability of the mortgage fee income. However, the Company determined that it needed to increase its allowance for reversal of mortgage fee income as stated in the preceding paragraph.

Effect of Market Turmoil on Sales and Settlement of Mortgage Loans

As explained in previous response letters, the Company and the warehouse banks typically settle mortgage loans with third-party investors within 16 days of the closing and funding of the loans. However, beginning in the first quarter of 2007, there was a lot of market turmoil for mortgage backed securities. Initially, the market turmoil was primarily isolated to sub-prime mortgage loan originations. The Company originated less than 0.5% of its mortgage loans using this product during 2006 and the associated market turmoil did not have a material effect on the Company.

As 2007 progressed, however, the market turmoil began to expand into mortgage loans that were classified by the industry as Alt A and Expanded Criteria. The Company's third-party investors, including Lehman Brothers (Aurora Loan Services) and Bear Stearns (EMC Mortgage Corp.), began to have difficulty marketing Alt A and Expanded Criteria loans to the secondary markets. Without notice, these investors changed their criteria for loan products and refused to settle loans underwritten by the Company that met these investor’s previous specifications. As stipulated in the agreements with the warehouse banks, the Company was conditionally required to repurchase loans from the warehouse banks that were not settled by the third-party investors.

Beginning in early 2007, without prior notice, these investors discontinued purchasing Alt A and Expanded Criteria loans. Over the period from April 2007 through May 2008, the warehouse banks had purchased approximately $36.2 million of loans that had met the investor’s previous criteria but were rejected by the investor in complete disregard of their contractual commitments.  Although the Company pursued its rights under the investor contracts, the Company was unsuccessful due to the investors’ financial problems and could not enforce the loan purchase contracts. As a result of its conditional repurchase obligation, the Company repurchased these loans from the warehouse banks and reversed the mortgage fee income associated with the loans on the date of repurchase from the warehouse banks. The loans were classified to the long-term mortgage loan portfolio beginning in the second quarter of 2008.

Relationship with Warehouse Banks

As previously stated, the Company is not unconditionally obligated to repurchase mortgage loans from the warehouse banks. The warehouse banks purchase the loans with the commitment from the third-party investors to settle the loans from the warehouse banks. Accordingly, the Company does not make an entry to reflect the amount paid by the warehouse bank when the mortgage loans are funded. Upon sale of the loans to the warehouse bank, the Company only records the receivables for the brokerage and origination fees and the amount the Company paid at the time of funding.

Interest in Repurchased Loans

Once a mortgage loan is repurchased, it is immediately transferred to mortgage loans held for investment (or should have been) as the Company makes no attempts to sell these loans to other investors at this time. Any efforts to find a replacement investor are made prior to repurchasing the loan from the warehouse bank. The Company makes no effort to remarket the loan after it is repurchased.

Acknowledgements

In connection with the Company’s responses to the comments, the Company hereby acknowledges as follows:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	The staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the Federal Securities Laws of the United States.

If you have any questions, please do not hesitate to call me at (801) 264-1060 or (801) 287-8171.

Very truly yours,

/s/ Stephen M. Sill
Stephen M. Sill, CPA
Vice President, Treasurer and
Chief Financial Officer